For the semi-annual period ended: 3/31/98
File number: 33-61997



                         SUB-ITEM 77 M

      On  March  19,  1998, the Board of  Directors  of
Prudential Multi-Sector Fund, Inc. (the Fund)  approved
a  proposal  to exchange the assets and liabilities  of
the  Fund for shares of the Prudential Jennison  Growth
Fund, a series of Prudential Jennison Series Fund, Inc.
Class  A,  Class B, Class C and Class Z shares  of  the
Fund  would  be  exchanged  at  net  asset  value   for
respective Class A, Class B, Class C and Class Z shares of equivalent value of the Prudential Jennison Growth
Fund.

      The transfer is subject to approval by the shareholders of Fund. It is anticipated that a proxy statement/prospectus relating to the transaction will be mailed to the Fund's shareholders in May 1998.